Filed pursuant to Rule 424(b)(3)
Registration No. 333-138936

Prospectus Supplement No. 2 dated November 27, 2007 to the Prospectus (the “Prospectus”) of Nutrition 21, Inc. (the “Company”), Registration No. 333-138936, dated November 30, 2006 and filed pursuant to Rule No. 424(b)(3).

The Prospectus indicates that the Company has registered 750,000 shares contingently issuable to Arnold Blair and 750,000 shares contingently issuable to Mark H. Stenberg. The Company has issued the 750,000 shares to each of Arnold Blair and Mark H. Stenberg. Arnold Blair has transferred 13,000 shares to each of Jeffrey Finkle and Alan Friedman. Mark H. Stenberg has transferred 22,500 shares to each of Jeffrey Finkle and Alan Friedman. As a result, for purposes of the Prospectus, Arnold Blair is now a selling security holder for an additional 724,000 Shares and Mark H. Stenberg is now a selling security holder for an additional 705,000 shares. Messrs. Finkle and Friedman are each the selling security holders for 35,500 shares.